


ADITYA BIRLA
GRASIM

082-03322

July 22, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

Sub: Revision of Exercise Price under Employee Stock Option Scheme – 2006 ("ESOS-2006") of Grasim Industries Limited ("Company")

1. Please refer to our letter dated 13th May, 2010, vide which we had informed you that the Scheme of Arrangement ("Scheme") for the demerger of the Cement Business of the Company into Samruddhi Cement Limited ("Samruddhi") would get effective on 18th May, 2010.

2. The Scheme, interalia, provides that the existing exercise price of the stock options under the Company's ESOS-2006 shall be divided between the stock options issued by the Company under the ESOS-2006 and the stock options to be issued by Samruddhi under its Compensatory Stock Option Scheme-2010 ("ESOS-2010").

3. Upon the effectiveness of the Scheme on 18th May, 2010 and in terms thereof, the Company has revised the Existing Exercise Price of the stock options granted to its employees under ESOS-2006.

4. The revised Exercise Price of the Company's stock options shall be as under:

   a) Exercise Price of Rs. 1,928/- per stock option, under the First Tranche has been revised to Rs. 1,523/- per stock option. The balance of Rs. 405/- is payable against the stock options granted by Samruddhi under ESOS-2010.

   b) Exercise Price of Rs. 2,885/- per stock option, under the Second Tranche has been revised to Rs. 2,279/- per stock option. The balance of Rs.606/- is payable against the stock options granted by Samruddhi under ESOS-2010.

Thanking You,

Yours faithfully,

Ashok Malu
Company Secretary

dlw 8/11

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com